SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD WINTER 2017 LONDON SCHEDULE

9 NEW WINTER ROUTES TO AALBORG, CAGLIARI, COPENHAGEN, NAPLES,
NICE, ORADEA, OSLO TORP, PARDUBICE & PONTA DELGADA, 23.8M CUSTOMERS

Ryanair, Europe's No. 1 airline, today (23 Feb) launched its biggest-ever London winter schedule (2017), with 3 new London Stansted routes to Aalborg, Oradea and Pardubice, 6 new winter services to Cagliari, Copenhagen, Naples,  Nice, Oslo Torp and Ponta Delgada, more flights on 13 existing routes and over 140 routes in total, which will deliver 23.8m customers p.a. in total at Ryanair's 3 London Airports, supporting 17,000* jobs.

Ryanair will continue to connect London with major business centres on high frequency, low fare services including Berlin (4 daily), Dublin (18 daily), Edinburgh (4 daily) and Madrid (4 daily), with better timings and lower fares, making Ryanair the ideal choice for London business and leisure customers and visitors, and these new routes will go on sale in February 2017.

Ryanair's London Winter 2017 schedule will deliver:

London Stansted
·      3 new routes:                         Aalborg (3 wkly), Oradea (3 wkly) & Pardubice (3 wkly)
·      6 new winter services:         Cagliari (3 wkly), Copenhagen (3 daily), Naples (daily), Nice (daily), Oslo Torp (3 wkly),
                                                        Ponta Delgada (1 wkly)
·      Extra flights on 13 routes:   Billund (2 daily), Bratislava (2 daily), Budapest (3 daily), Cologne (2 daily), Baden (9 wkly), Lublin (4 wkly), Marseille (daily), Stockholm Skavsta (2 daily), Plovdiv (3 wkly), Poznan (9 wkly), Prague (2 daily), Sofia (16 wkly), Toulouse (2 daily)
·      124 routes in total
·      Over 1,100 weekly flights
·     20.5m customers p.a. (+4%)

·     15,000* "on-site" jobs p.a.

London Gatwick:
·     5 routes to Alicante (6 wkly), Belfast (5 daily), Dublin (8 daily), Cork (daily) & Shannon (6 wkly)
·     110 weekly flights
·     1.7 m customers p.a.
·     1,275* "on-site" jobs p.a.

London Luton:
·     15 routes including Fuertaventura (2 wkly), Lanzarote (2 wkly), Malta (4 wkly) & Tenerife (2 wkly)
·     72 weekly flights
·     1.6m customers p.a
·     1,200* "on-site" jobs p.a.

Ryanair's London summer 2017 schedule is attracting record bookings, with more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In London, Ryanair's Kenny Jacobs said:

"We are pleased to launch our biggest-ever London winter schedule, with 9 new London Stansted winter routes and extra flights on 13 existing routes, which will deliver 23.8m customers p.a. and support over 17,000 jobs at Ryanair's three London airports.  We are also pleased to report record bookings on our London summer 2017 schedule, and customers can look forward to even lower fares, so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from London

To celebrate the launch of our London winter 2017 schedule we are releasing seats for sale across our European network from just £9.99, which are available for booking until midnight Monday (27 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:          Robin Kiely                            Piaras Kelly
                                       Ryanair DAC                          Edelman Ireland
                                       Tel: +353-1-9451949               Tel: +353-1-6789333
                                        press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary